Exhibit 99.22

MANAGEMENT INFORMATION CIRCULAR

GREENBROOK TMS INC.

SPECIAL MEETING OF SHAREHOLDERS

December 4, 2020

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders (the “Meeting”) of Greenbrook TMS Inc. (“Greenbrook” or the “Company”) will be held on Tuesday, January 12, 2021 at 10:00 a.m. (Toronto time) by way of virtual-only meeting via live webcast.

Meeting Business

The Meeting will be held for the following purposes:

1.	to consider and, if deemed fit, approve a special resolution, the full text of which is set forth in the accompanying Management Information Circular, authorizing the board of directors of the Company to amend the articles of the Company to effect a consolidation of all of the issued and outstanding common shares in the capital of the Company on the basis of a ratio that will permit the Company to qualify for a potential secondary listing on the NASDAQ Stock Market LLC (“NASDAQ”), being a ratio within the range of one (1) post-consolidation common share for every five (5) pre-consolidation common shares to one (1) post-consolidation common share for every eight (8) pre-consolidation common shares, with the ratio to be selected and implemented by the board of directors of the Company in its sole discretion, if at all, at any time prior to January 12, 2022 (see “Business to be Transacted at the Meeting – Share Consolidation” in the accompanying Management Information Circular);

2.	to consider and, if deemed fit, approve a special resolution, the full text of which is set forth in the accompanying Management Information Circular, authorizing the board of directors of the Company to amend the articles of the Company to provide that the board of directors of the Company may appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of shareholders as per section 124(2) of the Business Corporations Act (Ontario) (see “Business to be Transacted at the Meeting – Amendment to Articles” in the accompanying Management Information Circular);

3.	to consider and, if deemed fit, approve an ordinary resolution, the full text of which is set forth in the accompanying Management Information Circular, to ratify amendments to the Company’s by-laws to (i) increase the quorum for any meeting of shareholders of the Company to one person present and entitled to vote at the meeting that holds or represents by proxy not less than 33 1/3% of the votes attached to the outstanding shares of the Company entitled to be voted at such meeting in order to comply with the minimum shareholder quorum requirements for NASDAQ listed companies, and (ii) make consequential and housekeeping amendments arising from a potential NASDAQ listing (see “Business to be Transacted at the Meeting – Amendment to By-Laws” in the accompanying Management Information Circular); and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Record Date

You have the right to receive notice of and vote at the Meeting as set out in the accompanying Management Information Circular if you are a Greenbrook shareholder as of the close of business on December 1, 2020.

Meeting Format

Greenbrook will hold its Meeting exclusively by electronic means via live webcast. The decision to hold the Meeting by electronic means has been made in light of the recommendations and restrictions by authorities to address proactively the public health impact of COVID-19 (coronavirus) and to mitigate risks to the health and safety of our shareholders and the broader community. As a result of these recommendations and restrictions, it will not be possible to attend the Meeting in person. Shareholders will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform instead of attending the Meeting in person. The health and safety of our shareholders and other interested stakeholders is our top priority.

You can attend the Meeting by joining the live webcast online at www.virtualshareholdermeeting.com/GTMS2021. See “Voting Information” in the accompanying Management Information Circular for detailed instructions on how to attend and vote at the Meeting.

Given the extraordinary circumstances, management currently intends on only proceeding with the formal items of business of the Meeting without any opening remarks or subsequent management presentations. However, shareholders will still have the opportunity to submit questions during the Meeting through the live webcast.

Your Vote is Important

As a Greenbrook shareholder, it is important that you read the accompanying Management Information Circular carefully.

You are entitled to vote either by proxy or at the Meeting by online ballot through the live webcast platform. If you are unable to attend the Meeting, you are requested to vote your shares online or by using the enclosed form of proxy or voting instruction form.

Registered shareholders (whose Greenbrook shares are registered in their name) should vote online at www.proxyvote.com or complete and sign the enclosed form of proxy and return it in the envelope provided. Proxies must be received by Broadridge Investor Communications Corporation at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9, by no later than 5:00 p.m. (Toronto time) on January 8, 2021.

Non-registered beneficial shareholders (whose Greenbrook shares are held indirectly through an intermediary such as a bank, trust company, securities broker or other intermediary) should review the voting instruction form provided by their intermediary, which sets out the procedures to be followed for voting shares held through intermediaries.

If you wish to appoint a proxyholder other than Elias Vamvakas or Bill Leonard, each of whom is a director of Greenbrook, you must create an appointee name and an eight-digit appointee identification number, either online at www.proxyvote.com or in your form of proxy or voting instruction form. This applies to both registered and non-registered shareholders. If you do not provide your proxyholder with the exact appointee name and eight-digit appointee identification number you created, your proxyholder will not be able to vote at the Meeting.

Greenbrook believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold this Meeting through electronic means. Shareholders will have substantially the same opportunity to vote and submit questions on matters of business at the Meeting as in past years when shareholders meetings were held in person.

For those that plan on accessing the live webcast, please allow ample time prior to the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on Tuesday, January 12, 2021, unless otherwise adjourned or postponed. Once logged in to the webcast, it is important to remain connected to the internet for the duration of the Meeting.

By Order of the Board of Directors,

Toronto, Ontario	Bill Leonard
December 4, 2020	President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

All information in this Management Information Circular (the “Circular”) is as of December 4, 2020, unless otherwise indicated.

In this Circular, “we”, “us”, “our”, “Greenbrook” and “the Company” refer to Greenbrook TMS Inc. and its subsidiaries, where applicable. “You” and “your” refer to holders (“Shareholders”) of common shares of Greenbrook (“Shares”). Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to United States dollars.

This Circular is provided in connection with our Special Meeting of Shareholders to be held on Tuesday, January 12, 2021 (the “Meeting”). Your proxy is being solicited by management of Greenbrook for the items described in the Notice of Meeting on the previous page. We pay for all costs associated with soliciting your proxy. We usually make our request by mail, but we may also solicit your proxy by telephone.

As a Shareholder, you have the right to electronically attend and vote at the Meeting as set out in this Circular. Please read this Circular, as it gives you information that you will need to know in order to cast your vote. We also encourage you to read Greenbrook’s management’s discussion and analysis and annual consolidated financial statements for the fiscal year ended December 31, 2019. A copy of the management’s discussion and analysis and annual consolidated financial statements have been sent to all registered and beneficial Shareholders who have requested that these materials be sent to them. These documents are also available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and Greenbrook’s website at www.greenbrooktms.com.

 i

BUSINESS TO BE TRANSACTED AT THE MEETING

Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if deemed fit, approve a special resolution authorizing the board of directors of the Company (the “Board”) to amend the articles of incorporation of the Company (the “Articles”) to effect a consolidation of all of the issued and outstanding Shares on the basis of a ratio that will permit the Company to qualify for a potential secondary listing on the NASDAQ Stock Market LLC (“NASDAQ”), being a ratio within the range of one (1) post-consolidation Share for every five (5) pre-consolidation Shares to one (1) post-consolidation Share for every eight (8) pre-consolidation Shares, with the ratio to be selected and implemented by the Board in its sole discretion, if at all, at any time prior to January 12, 2022. See “Share Consolidation” for further details.

Amendment to Articles

At the Meeting, Shareholders will be asked to consider and, if deemed fit, approve a special resolution authorizing the Board to amend the Articles of the Company to provide that the Board may appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of Shareholders. See “Amendment to Articles” for further details.

Amendment to By-Laws

At the Meeting, Shareholders will be asked to consider and, if deemed fit, approve an ordinary resolution ratifying amendments to the Company’s by-laws (the “By-Laws”) to (i) increase the quorum for any meeting of Shareholders of the Company to one person present and entitled to vote at the meeting that holds or represents by proxy not less than 33 1/3% of the votes attached to the outstanding Shares entitled to be voted at such meeting in order to comply with the minimum shareholder quorum requirements for NASDAQ listed companies, and (ii) make consequential and housekeeping amendments arising from a potential NASDAQ listing. See “Amendment to By-Laws” for further details.

Considering Other Business

We will consider any other business that may properly come before the Meeting. As of the date of this Circular, we are not aware of any changes to the items above or any other business to be considered at the Meeting. If there are changes or new items, you or your proxyholder can vote your Shares on these items as you or your proxyholder sees fit. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

VOTING INFORMATION

Who Can Vote

We are authorized to issue an unlimited number of Shares. As of December 4, 2020, there were 67,512,383 issued and outstanding Shares.

Each Share you own as of the close of business on December 1, 2020, the record date for the Meeting, entitles you to one vote on each of the matters to be acted upon at the Meeting, or any adjournment or postponement thereof, either by proxy or at the Meeting by online ballot through the live webcast platform. The right to vote at the Meeting is limited to Shareholders who own Shares as of the above record date for the Meeting.

The directors and officers of Greenbrook are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the total outstanding Shares, other than (i) Greybrook Health Inc. (“Greybrook Health”), which beneficially owns, directly and indirectly, or exercises control or direction over 21,638,485 Shares, which represents approximately 32.05% of our issued and outstanding Shares, and (ii) 1315 Capital, LLC (“1315 Capital”), which beneficially owns, directly and indirectly, or exercises control or direction over 8,855,855 Shares, which represents approximately 13.12% of our issued and outstanding Shares.

Each of Greybrook Health and 1315 Capital has advised Greenbrook that it intends to vote FOR the Share Consolidation Resolution, the Articles Amendment Resolution and the By-Law Amendment Resolution (each as defined below).

How to Vote

Registered Shareholder Voting

You are a registered shareholder (“Registered Shareholder”) if your name appears on your Share certificate or on the register maintained by our transfer agent, Computershare Investor Services Inc. Your proxy form indicates if you are a registered shareholder. If you are a Registered Shareholder, you may vote at the Meeting by online ballot through the live webcast platform or by proxy in advance of the Meeting. See below for details on each voting option.

Voting at the Meeting

If you are a Registered Shareholder and you wish to vote your Shares at the Meeting, you do not need to complete and return the form of proxy. Your vote will be taken by electronic ballot and counted at the virtual Meeting. See “How to Attend and Participate at the Virtual Meeting” below.

Voting by Proxy

Registered Shareholders have three options to vote by proxy:

•	On the Internet in advance of the Meeting

Visit www.proxyvote.com or scan the QR code on the form of proxy to access the website and follow the instructions on screen. You will need your 16-digit control number (located on the front of the form of proxy) to identify yourself to the system. If you are voting through the internet, all required information must be entered by 5:00 p.m. (Toronto time) on January 8, 2021.

•	By Mail

Complete, date and sign the enclosed form of proxy and return it to Broadridge Investor Communications Corporation (“Broadridge”) at: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9, in the envelope provided so that it arrives no later than 5:00 p.m. (Toronto time) on January 8, 2021. This will ensure your vote is recorded.

•	By Telephone

Call 1-800-474-7493 (English) or 1-800-474-7501 (French) and follow the instructions. You will need your 16-digit control number (located on the front of the form of proxy) to identify yourself to the system. If you are voting by telephone, all required information must be entered by 5:00 p.m. (Toronto time) on January 8, 2021. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder.

Signing the enclosed form of proxy gives authority to Elias Vamvakas or Bill Leonard, each of whom is a director of Greenbrook, to vote your Shares at the Meeting. You may appoint someone other than the above-named directors to vote your Shares by writing the name of the person that you wish to appoint, who need not be a Shareholder, in the blank space provided on the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares.

If you appoint someone other than the above-named directors as your proxyholder, you must create an appointee name and an eight-digit appointee identification number, either online at www.proxyvote.com or on your form of proxy. If you do not provide your proxyholder with the exact appointee name and eight-digit appointee identification number you created, your proxyholder will not be able to vote at the Meeting.

The persons named on the form of proxy must vote or withhold from voting your Shares in accordance with your directions. In the absence of such directions, proxies received by management will be voted in favor of the Share Consolidation Resolution, the Articles Amendment Resolution and the By-Law Amendment Resolution.

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of Greenbrook knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the person named in your form of proxy will vote on them in accordance with their best judgment.

Revoking Your Proxy

If you are a Registered Shareholder and wish to revoke your proxy, you may revoke a vote you made by proxy by:

•	voting again by completing and signing a proxy bearing a later date and depositing it in accordance with the instructions on the form of proxy, which will revoke any proxy you previously submitted;

•	voting at the virtual Meeting by submitting an online ballot through the live webcast platform, which will revoke any proxy you previously submitted; or

•	making a request in writing stating that you wish to revoke your proxy, before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney or by electronic signature to the extent permitted by applicable law. This statement must be deposited at the registered office of Broadridge at the address listed below no later than 5:00 p.m. (Toronto time) on January 8, 2021, or two business days immediately preceding any adjournment or postponement of the Meeting, or delivered in any other manner provided by law.

Broadridge Investor Communications Corporation
Data Processing Centre,
P.O. Box 3700 STN Industrial Park,
Markham, ON
L3R 9Z9

Non-Registered or Beneficial Shareholder Voting

Information in this section is very important to non-registered or beneficial owners of Shares. You are a non-registered or beneficial owner if your Shares are held in the name of an intermediary such as a bank, trust company, securities broker, depository (such as CDS Clearing and Depository Services Inc.) or other intermediary (“Beneficial Shareholder”). Applicable Canadian securities laws require intermediaries to seek voting instructions from Beneficial Shareholders. Accordingly, you will have received from your intermediary a voting instruction form for the number of Shares you hold.

Voting at the Meeting

A Beneficial Shareholder who receives a voting instruction form from their intermediary cannot use that voting instruction form to vote Shares directly at the virtual Meeting. To vote your Shares at the Meeting by online ballot through the live webcast platform, your intermediary must appoint you as proxyholder. In order to be appointed as proxyholder, insert your name in the space provided on the voting instruction form and follow the return instructions provided by your intermediary. In addition, you must create an appointee name and an eight-digit appointee identification number, either online at www.proxyvote.com or on your voting instruction form. If you do not create an appointee name and eight-digit appointee identification number, you will not be able to vote at the Meeting. Do not fill in the voting directions as your vote will be taken at the Meeting. The voting instruction form must be returned to your intermediary well in advance of the Meeting in order to appoint your proxyholder.

If you are a Beneficial Shareholder holding your Shares through a U.S. bank, broker or dealer, you must also obtain a valid legal proxy from your broker, bank, dealer or other agent and then register in advance to attend the virtual Meeting. Follow the instructions from your broker, bank, dealer or other agent included with these proxy materials, or contact your broker, bank, dealer or other agent to request a legal proxy form.

Voting Instruction

Beneficial Shareholders who do not wish to vote at the Meeting by online ballot through the live webcast platform are still encouraged to vote their Shares. You can do so by following the instructions on the voting instruction form provided by your intermediary. The voting instruction form must be returned to your intermediary well in advance of the Meeting in order to have the Shares voted.

Each intermediary has its own procedures, which should be carefully followed to ensure that your Shares are voted at the Meeting. The persons named on the voting instruction form must vote or withhold from voting your Shares in accordance with your directions. In the absence of such directions, voting instruction forms received will be voted in favor of the Share Consolidation Resolution, the Articles Amendment Resolution and the By-Law Amendment Resolution.

The persons named in the voting instruction form you receive will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting.

If you are a Beneficial Shareholder and have not received a package containing a voting instruction form or form of proxy, please contact your intermediary.

As of the date of this Circular, management of Greenbrook knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the voting instruction form will vote on them in accordance with their best judgment.

Revoking Your Voting Instruction

If you are a Beneficial Shareholder and wish to revoke your voting instructions, please contact your intermediary well in advance of the Meeting.

Delivery of Proxy-Related Materials

Proxy-related materials will be sent by Greenbrook to the intermediaries and not directly to Beneficial Shareholders. Greenbrook intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 (request for voting instructions) to “objecting beneficial owners”.

Additional Voting Information

Broadridge counts and tabulates the votes.

For general Shareholder enquiries, you can contact our transfer agent, Computershare Investor Services Inc.:

•	by mail at:

Computershare Investor Services Inc.
100 University Avenue
8th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada

•	by telephone - within Canada and the United States at 1-800-564-6253, and from all other countries at 1-416-263-9200;

•	by fax at 1-888-453-0330; or

•	by e-mail at service@computershare.com.

How to Attend and Participate at the Virtual Meeting

In order to attend the Meeting, Registered Shareholders, Beneficial Shareholders who have not duly appointed themselves as proxyholder, duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) and guests must log in online as set out below.

•	Step 1: Log in online at www.virtualshareholdermeeting.com/GTMS2021.

•	Step 2: Follow the instructions below:

Registered Shareholders and Beneficial Shareholders who have not appointed themselves as proxyholders: Click “Login” and then enter your control number. The 16-digit control number located on the front of your form of proxy or voting instruction form is your control number. For Registered Shareholders, if you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote at the Meeting. If you are a Beneficial Shareholder who has not appointed yourself as a proxyholder, you will not be able to vote at the Meeting, but you will be able to ask questions.

Duly appointed proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholders): Click “Login” and then enter the appointee name and the eight-digit appointee identification number provided to you by the Shareholder who appointed you.

•	Guests: Click “Guest” and then complete the online form.

Registered Shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on Tuesday, January 12, 2021, unless otherwise adjourned or postponed. For those that plan on attending the Meeting via the live webcast platform, you should allow ample time to log in to the Meeting online and complete the check-in procedures.

Beneficial Shareholders who have not duly appointed themselves as proxyholders may listen to the Meeting and ask questions but may not vote. Guests will not be permitted to vote or ask questions during the Meeting.

For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the Virtual Shareholder Meeting log in page for assistance.

Greenbrook believes that the ability to participate in the Meeting in a meaningful way remains important despite the decision to hold this Meeting through electronic means. Shareholders will have substantially the same opportunity to vote and submit questions on matters of business at the Meeting as in past years when shareholders meetings were held in person.

ABOUT GREENBROOK

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

SHARE CONSOLIDATION

General

The Board, in collaboration with management, has been studying the potential benefits of a secondary listing on the NASDAQ. Based on the stage of development of the Company, management’s observations regarding the market for peers of the Company whose securities are listed on a stock exchange in the United States, and discussions with financial advisers, the Company believes that there are potential benefits of a NASDAQ listing, including increased visibility of the Company amongst U.S. analysts and investors, increased access to capital and the potential for greater trading volume and liquidity for the Shares.

To be accepted for listing on NASDAQ, the Company must meet a variety of requirements, one of which requires a minimum trading price of US$2.00, US$3.00 or US$4.00 per Share, depending on a number of other listing requirements required to be met by the Company. In order to meet this minimum trading price requirement and to establish an initial trading price per Share on NASDAQ sufficiently above that minimum requirement to be in line with other newly-listed U.S. public companies, the Company is contemplating a consolidation of the Shares (the “Share Consolidation”). Accordingly, at the Meeting, Shareholders will be asked to consider a special resolution authorizing the Board to amend the Articles of the Company to effect the Share Consolidation in order to qualify for a potential secondary listing on the NASDAQ.

If the special resolution is approved, the Board will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that the ratio may be no smaller than one (1) post-consolidation Share for every five (5) pre-consolidation Shares and no larger than one (1) post-consolidation Share for every eight (8) pre-consolidation Shares (the “Consolidation Ratio”).

In evaluating the Consolidation Ratio, the Board has also taken into consideration the expectations of investors for a company with a market capitalization and maturity similar to Greenbrook.

For illustrative purposes, should the trading price of the Shares prior to the Share Consolidation be US$1.16 (being the U.S. dollar equivalent of a price of C$1.49 per Share, converted on the basis of an exchange rate of US$1.00 for C$1.29), a share consolidation effected at a consolidation ratio of 1 for 5 would generally attain a share price of approximately US$5.80 per post-consolidation Share, and a share consolidation effected at a consolidation ratio of 1 for 8 would generally attain a share price of approximately US$9.28 per post-consolidation Share.

Although Shareholder approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future to be determined by the Board if and when it is considered to be in the best interest of the Company to implement the Share Consolidation to enable a NASDAQ listing and facilitate its trading at price per Share appropriate for a newly-listed U.S. public company, but in any event no later than January 12, 2022. Notwithstanding approval of the Share Consolidation by Shareholders, the Board, in its sole discretion, may revoke the special resolution, and abandon the Share Consolidation without further approval or action by, or prior notice to, Shareholders.

Principal Effects of the Share Consolidation

If the Share Consolidation is implemented, a Shareholder will receive between (i) one (1) post-consolidation Share for every five (5) pre-consolidation Shares, and (ii) one (1) post-consolidation Share for every eight (8) pre-consolidation Shares, held immediately prior to the effective date of the Share Consolidation, subject to rounding for fractional interests (see “– Fractional Interests” below). While the Share Consolidation will result in each Shareholder holding a smaller number of Shares, it will not affect a Shareholder’s percentage ownership interest or voting rights in Greenbrook, except to the extent that the Share Consolidation would otherwise result in a Shareholder owning a fractional Share.

In addition, the Share Consolidation will not affect any Shareholder’s proportionate voting rights. Each Share outstanding after the Share Consolidation will be entitled to one vote and will be fully paid and non-assessable. The principal effects of the Share Consolidation will be that the number of Shares issued and outstanding will be reduced from approximately 67,512,383 Shares as of December 4, 2020 to between approximately 8,439,047 and 13,502,476 Shares, depending on the Consolidation Ratio selected by the Board (assuming that no additional Shares are issued between December 4, 2020 and the effective date of the Share Consolidation).

The exact number of post-consolidation Shares outstanding upon completion of the Share Consolidation will most likely vary from the numbers above due to the effect of rounding for fractional interests under the Share Consolidation (see “– Fractional Interests” below).

The principal effects of the Share Consolidation include the following:

(a)	the fair market value of each Share will increase (absent other factors which could influence the price) and will, in part, form the basis upon which further Shares or other securities of the Company will be issued;

(b)	the number of issued and outstanding Shares will be significantly reduced, as described above;

(c)	the exercise prices and the number of Shares issuable upon the exercise of outstanding broker warrants of the Company will be automatically adjusted based on the Consolidation Ratio in order to preserve proportionately the rights and obligations of the holders of broker warrants (see “– Treatment of Stock Options and Broker Warrants” below);

(d)	the exercise prices and the number of Shares issuable upon the exercise of outstanding stock options of the Company will be automatically adjusted based on the Consolidation Ratio in order to preserve proportionately the rights and obligations of the optionees (see “– Treatment of Stock Options and Broker Warrants” below); and

(e)	as the Company currently has an unlimited number of Shares authorized for issuance, the Share Consolidation will not have any effect on the number of Shares of the Company available for issuance.

Fractional Interests

No fractional Shares will be issued as a result of the Share Consolidation. Any fractional interest in Shares that would otherwise result from the Share Consolidation will be rounded up to the next whole Share, if the fractional interest is equal to or greater than one-half of a Share, and rounded down to the next whole Share if the fractional interest is less than one-half of a Share. In all other respects, our post-consolidation Shares will have the same attributes as our pre-consolidation Shares.

Because no fractional Shares (or payment in lieu) will be issued as a result of the Share Consolidation, if you do not hold a sufficient number of pre-consolidation Shares to receive at least one post-consolidation Share, you will have no further interest in Greenbrook upon completion of the Share Consolidation. If you want to hold Shares after the Share Consolidation, you should consider either purchasing a sufficient number of Shares so as to hold at least such number of Shares in your account prior to the effective date of the Share Consolidation that would entitle you to receive at least one post-consolidation Share or, if applicable, consolidate your accounts prior to the effective date of the Share Consolidation so that you have at least an amount of Shares in one account prior to the effective date of the Share Consolidation that would entitle you to at least one post-consolidation Share.

Treatment of Stock Options and Broker Warrants

The terms of our stock options and broker warrants that are outstanding prior to the effective date of the Share Consolidation will be adjusted pursuant to their terms on the basis of the Consolidation Ratio under the Share Consolidation (i.e., the number of Shares issuable will decrease and the exercise price or conversion price, as applicable, will increase proportionately).

Exchange of Share Certificates

If the Share Consolidation is approved by Shareholders and implemented by the Board, following the announcement by the Company of the Consolidation Ratio selected by the Board and the effective date of the Share Consolidation, the registered holders of our Shares will be required to exchange the share certificates representing their pre-consolidation Shares for new share certificates representing the post-consolidation Shares to which they are entitled. A letter of transmittal has been included in the materials for the Meeting which were sent to each of our Registered Shareholders.

The letter of transmittal contains instructions on how to surrender share certificates representing pre-consolidation Shares to our transfer agent should the Share Consolidation be approved at the Meeting and implemented by the Board. Our transfer agent will forward to each Registered Shareholder who has sent the required documents a new share certificate representing the number of post-consolidation Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation Shares will be deemed for all purposes to represent the number of whole post-consolidation Shares to which the holder is entitled as a result of the Share Consolidation.

Shareholders should not destroy any share certificates and should not submit any share certificates until such time, if any, that the Share Consolidation is completed. We will publicly announce if and when the Share Consolidation is implemented.

Non-registered, beneficial shareholders who hold our Shares through a bank, broker or other nominee should note that these intermediaries may have their own procedures for processing the Share Consolidation than those that will be put in place by us for Registered Shareholders. Non-registered, beneficial shareholders who have questions about the procedures should contact their nominees.

Risks Associated with the Share Consolidation

The Share Consolidation will, in all likelihood, result in some Shareholders owning “odd lots” of fewer than 100 Shares on a post-consolidation basis. Odd lots may be more difficult to sell or involve greater transaction costs, including higher brokerage commissions.

Furthermore, there can be no assurance that the trading price of our Shares will increase as a result of the Share Consolidation or will not decrease in the future to below pre-consolidation levels. Furthermore, the reduced number of Shares resulting from the Share Consolidation could adversely affect their liquidity. In addition, Shareholders who do not hold a sufficient number of Shares to receive at least one post-consolidation Share will not have a continuing interest in the Company upon completion of the Share Consolidation (or receive any payment in lieu).

Finally, whether or not the Share Consolidation is completed, the Company is under no obligation to complete the NASDAQ listing of the Shares, on the currently expected timeframe, or at all, and has no obligation to maintain any such listing in the future. In addition, there can be no assurance that the Shares will be approved and certified for listing on the NASDAQ, and if the Shares are so listed, whether the Company will realize the aforementioned potential benefits of a NASDAQ listing.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if deemed fit, pass a special resolution approving an amendment to our Articles to effect the Share Consolidation, substantially in the form of the resolution set forth in Appendix “A” of this Circular (the “Share Consolidation Resolution”).

In order to be effective, the Business Corporations Act (Ontario) (the “OBCA”) requires that the Share Consolidation be approved by a special resolution of the Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present or represented by proxy at the Meeting. In addition to the approval of the Shareholders, the Share Consolidation requires regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”), which has been obtained subject to the filing of certain customary documents. Even if the Share Consolidation Resolution is approved by Shareholders at the Meeting, our directors will have the discretion not to proceed with the Share Consolidation.

The Board and management of the Company believe that the Share Consolidation is in the best interests of the Company and its Shareholders, and the Board unanimously recommends that Shareholders vote FOR the Share Consolidation Resolution.

Unless otherwise instructed, the persons named in the form of proxy enclosed with this Circular intend to vote FOR the Share Consolidation Resolution.

AMENDMENT TO ARTICLES

Section 124(2) of the OBCA allows the Board to appoint additional directors during the year, up to a maximum of one third of the number of directors elected at the previous annual meeting of shareholders, if the Company’s articles so provide.

On September 4, 2020, the Board approved a resolution allowing such amendment to be presented for approval to the Shareholders of the Company. The Board believes that such provision will allow the Board to ensure better succession planning in cases where a director would communicate in advance his or her intention not to stand for re-election due to personal reasons or reaching the retirement age, or where the Board deems appropriate to add directors who would sit on a committee of the Board or bring specific expertise to the Board. This standard provision also provides the Board flexibility to add a limited number of directors who are suitable candidates to the Board in between annual meetings without having existing directors resign.

At the Meeting, Shareholders will be asked to consider and, if deemed fit, approve a special resolution authorizing the Board to amend the Articles of the Company to provide that the Board may appoint additional directors not exceeding one third of the number of directors elected at the previous annual meeting of Shareholders, the form of which is attached as Appendix “B” to this Circular (the “Articles Amendment Resolution”).

In order to be effective, the OBCA requires that the Articles Amendment Resolution be approved by a special resolution of the Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present or represented by proxy at the Meeting.

It is important to note that this amendment will currently allow the Board to appoint a maximum of two additional directors whose term will end not later than the close of the next annual meeting of Shareholders following such director’s appointment. To be re-elected, these directors shall be listed among the candidates standing for election at the annual meeting immediately following their appointment.

The Board and management of the Company believe that approval of the Articles Amendment Resolution is in the best interests of the Company and its Shareholders, and the Board unanimously recommends that Shareholders vote FOR the Articles Amendment Resolution.

Unless otherwise instructed, the persons named in the form of proxy enclosed with this Circular intend to vote FOR the Articles Amendment Resolution.

The Governance, Compensation and Nominating Committee of the Board is currently in the process of identifying and considering suitable candidates to join the board of directors of the Company from time to time. Provided that the Articles Amendment Resolution is approved by Shareholders, the Board currently intends to appoint at least one additional director shortly following the Meeting; however, no assurances can be made in this regard.

AMENDMENT TO BY-LAWS

In connection with a proposed NASDAQ listing, the Board adopted amendments to the Company’s By-Laws to (i) increase its shareholder quorum requirement from 25% to 33 1/3% of the votes entitled to be cast at a meeting of Shareholders in order to comply with the minimum shareholder quorum requirements for NASDAQ listed companies; and (ii) make consequential and housekeeping amendments arising from a potential NASDAQ listing (collectively, the “By-Law Amendment”).

Pursuant to Section 116(2) of the OBCA, the Board must submit the adoption of the By-Law Amendment for confirmation by Shareholders. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed fit, approve an ordinary resolution ratifying the By-Law Amendment, the form of which is attached as Appendix “C” to this Circular (the “By-Law Amendment Resolution”).

The foregoing is only a summary of the By-Law Amendment. The full text of the By-Law Amendment, as integrated into an amended and restated By-Laws of the Company, is set out in Appendix “D”, showing the changes made (additions are underlined, text removed is struck out). Shareholders are encouraged to review the By-Law Amendment in its entirety.

In order to be effective, the OBCA requires that the By-Law Amendment Resolution be approved by an ordinary resolution of the Shareholders, being a majority of the votes cast by Shareholders present or represented by proxy at the Meeting. The By-Law Amendment will cease to be in force if it is not confirmed by the Shareholders at the Meeting. Otherwise, the By-Law Amendment will come into effect upon its confirmation by Shareholders at the Meeting.

The Board and management of the Company believe that approval of the By-Law Amendment Resolution is in the best interests of the Company and its Shareholders, and the Board unanimously recommends that Shareholders vote FOR the By-Law Amendment Resolution.

Unless otherwise instructed, the persons named in the form of proxy enclosed with this Circular intend to vote FOR the By-Law Amendment Resolution.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us or any of our subsidiaries.

Interests of Certain Persons or Companies in Matters to be Acted Upon

To the knowledge of the directors and executive officers of Greenbrook, no director or executive officer of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Shares in the capital of the Company.

Interests of Informed Persons in Material Transactions

Other than as described elsewhere in this Circular and in our most recent annual information form under the heading “Interest of Management and Others in Material Transactions”, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Auditor

Our auditor is KPMG LLP, Chartered Professional Accountants, located at 100 New Park Place Number 1400, Vaughan, Ontario, L4K 0J3. KPMG LLP has been our auditor since 2017.

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. The OBCA permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2021 is April 30, 2021.

Additional Information

The Company is a reporting issuer under the applicable legislation of all of the provinces of Canada, excluding Quebec, and is required to file financial statements, annual information forms and information circulars with the various securities commissions.

Additional copies of our latest annual information form, this Circular and our consolidated financial statements and management’s discussion and analysis can be obtained upon request from the General Counsel of Greenbrook by writing to:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4.

Financial information is provided in our audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2019. Additional information about or relating to the Company can also be found at www.greenbrooktms.com and on SEDAR at www.sedar.com.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board through the Lead Independent Director by writing to:

Lead Independent Director
Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4.

Board Approval

The contents and sending of this Circular to Shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate securities regulatory authorities have been approved by the Board.

On behalf of the Board of Directors,

Toronto, Ontario	Bill Leonard
December 4, 2020	President and Chief Executive Officer

APPENDIX A
SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Pursuant to the Business Corporations Act (Ontario), the articles of Greenbrook TMS Inc. (the “Company”) be amended to consolidate all of the issued and outstanding common shares of the Company (the “Common Shares”), on the basis of a consolidation ratio to be selected by the Company’s board of directors, in its sole discretion, provided that the ratio may be no smaller than one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares and no larger than one (1) post-consolidation Common Share for every eight (8) pre-consolidation Common Shares.

2.	In the event that the consolidation would otherwise result in the issuance of a fractional share, each fractional share that is at least 0.5 of a Common Share will be rounded up to the nearest whole Common Share and each fractional Common Share that is less than 0.5 of a Common Share will be rounded down to the nearest whole Common Share.

3.	The effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date indicated in the articles of amendment, provided that, in any event, such date shall be prior to January 12, 2022.

4.	Any director or officer of the Company is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, including but not limited to, the determination of the effective date of the consolidation and the filing of articles of amendment under the Business Corporations Act (Ontario), such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

5.	Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company may, in their sole discretion, revoke the resolution without further approval of the shareholders, at any time prior to the endorsement by the Director appointed under the Business Corporations Act (Ontario) of a certificate of amendment in respect of the consolidation.

A-1

APPENDIX B
ARTICLES AMENDMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1.	Pursuant to the Business Corporations Act (Ontario), the articles of Greenbrook TMS Inc. (the “Company”) be amended to add the following text:

“The directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual shareholders meeting, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual shareholders meeting.”

2.	Any director or officer of the Company is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, including but not limited to, the filing of articles of amendment under the Business Corporations Act (Ontario), such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

B-1

APPENDIX C
BY-LAW AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The amendments to By-Law No. 1 of Greenbrook TMS Inc. (the “Company”), in the form adopted by the board of directors of the Company on September 4, 2020 and reflected in the amended and restated By-Laws of the Company attached as Appendix “D” to the management information circular of the Company dated December 4, 2020, be and are hereby ratified and confirmed.

2.	Any director or officer of the Company is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

C-1

APPENDIX D
AMENDED AND RESTATED BY-LAWS

BY-LAW NO. 1A

of

GREENBROOK TMS INC.
(the “Corporation”)

1.                  INTERPRETATION

1.1           Expressions used in this By-law shall have the same meanings as corresponding expressions in the Business Corporations Act (Ontario) (the “Act”).

2.                  CORPORATE SEAL

2.1           The directors may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted.

3.                  FINANCIAL YEAR

3.1           The financial year of the Corporation shall end on such date in each year as shall be determined from time to time by resolution of the directors.

4.                  DIRECTORS

4.1           Number. The number of directors shall be not fewer than the minimum and not more than the maximum number of directors provided for in the articles. At each election of directors, the number elected shall be the number of directors then in office unless the directors or shareholders otherwise determine.

4.2           Quorum. A quorum for the transaction of business at any meeting of directors shall be a majority of the number of directors or such greater or lesser number of directors as the directors or shareholders may from time to time determine or the Act may require.

4.3           Calling of Meetings. Meetings of the directors shall be held at such time and place within or outside Ontario as the chairman of the board, the president and chief executive officer or any two directors may determine. A majority of meetings of directors need not be held within Canada in any financial year.

4.4           Notice of Meetings. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than ten days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.5           Meeting by Telephonic or Electronic Facility. A meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to (a) consent to such meeting format and (b) be present at that meeting.

4.6           Chairman. The chairman of the board, or in his or her absence the lead independent director, if any, or in his or her absence, the president and chief executive officer if a director, or in his or her absence or if the president and chief executive officer is not a director, a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

4.7           Voting at Meetings. At meetings of directors, each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

4.8           Committees. Unless otherwise determined by the directors, each committee of directors shall have the power to fix its quorum and to regulate its procedures.

5.                  OFFICERS

5.1           General. The directors may from time to time appoint a chairman of the board, a president and chief executive officer, a chief financial officer, one or more vice-presidents, a secretary, a treasurer and such other officers as the directors may determine from time to time.

5.2           Chairman of the Board. The chairman of the board, if any, shall be appointed from among the directors, shall, when present, be chair of the meetings of directors and shareholders and shall have such other powers and duties as the directors may determine from time to time.

5.3           President and Chief Executive Officer. Unless the directors otherwise determine, the president shall be appointed by the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs.

5.4           Vice-President. A vice-president shall have such powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.5           Secretary. The secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal, if any, and shall have such other powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.6           Treasurer. The treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.7           Other Officers. Any other officer shall have such powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.8           Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the president and chief executive officer otherwise direct.

5.9           Variation of Powers and Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.10         Term of Office. Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

6.                  INDEMNIFICATION AND INSURANCE

6.1           Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representative of such a person to the extent permitted by the Act.

6.2           Insurance. The Corporation shall purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

7.                  SHAREHOLDERS

7.1           Quorum. A quorum for the transaction of business at a meeting of shareholders shall be one person present and entitled to vote at the meeting that holds or represents by proxy not less than ~~25~~33 1/3% of the votes attached to the outstanding shares of the Corporation entitled to vote at the meeting.

7.2           Casting Vote. In case of an equality of votes at a meeting of shareholders, the chairman of the meeting shall have a second or casting vote.

7.3           Meeting by Telephonic or Electronic Facility. A meeting of shareholders may be held by telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately, and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

7.4           Scrutineers. The chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.5           Certificates for Shares. The shares of stock of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system (including a non-certificated inventory system) maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates shall be in such form as shall be approved by the directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the chairman of the board, the president and chief executive officer, the chief financial officer, or any director. Any or all such signatures may be facsimiles. Although any director, officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such director, officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such director, officer, transfer agent or registrar were still such at the date of its issue.

The stock ledger and blank share certificates shall be kept by the secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the directors.

7.6           Replacement of Share Certificates. Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation an indemnity bond (unless not required to do so by the Corporation) sufficient in the Corporation’s opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

8.                  DIVIDENDS AND RIGHTS

8.1           Declaration of Dividends. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

8.2           Wire Transfers or Cheques. A dividend payable in money shall be paid, at the Corporation’s option, by (a) wire transfer, or (b) cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared, and (i) sent, if by wire transfer, to such registered holder as per the wire instructions provided by such holder in the Corporation’s securities register, or (ii) mailed by prepaid ordinary mail, if by cheque, to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders, the wire transfer or cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and transferred to them as per the wire instructions, or mailed to them at their address, in the Corporation’s securities register. The issuance of the wire transfer or the mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3           Non-Receipt of Wire Transfers or Cheques. In the event of non-receipt of any dividend wire transfer or cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a wire transfer or a cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.4           Unclaimed Dividends. To the extent permitted by applicable law, any dividends unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.                  EXECUTION OF INSTRUMENTS

9.1           Execution of Instruments. Contracts, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments or other documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer of the Corporation, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any one or more officers or other persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

10.              NOTICE

10.1         General. A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

10.2         Electronic Delivery. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section 10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

10.3         Omissions and Errors. Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

11.              ADVANCE NOTICE PROVISIONS

11.1         For purposes of this Section 11:

“Applicable Securities Laws” means (i) the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and (ii) any applicable U.S. securities laws, rules and regulations, which may include the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, in each case, as amended from time to time, and including the rules and regulations promulgated thereunder; and any other applicable U.S. Federal or state securities laws, rules and regulations;

“public announcement” means disclosure in a press release reported by a national news service in Canada and/or the United States (as applicable), or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at ~~www.sedar.com~~www.sedar.com and/or on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov (or any other successor site(s)), as applicable; and

“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

11.2         Subject only to the Act and Section 11.9, and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

11.2.1    by or at the direction of the board, including pursuant to a notice of meeting;

11.2.2    by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

11.2.3    by any person (a “Nominating Shareholder”):

(i)	who, at the close of business in Toronto, Ontario on the date of the giving of the notice provided for below in this Section 11 and at the close of business in Toronto, Ontario on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Section 11.

11.3         In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof (in accordance with Section 11.4 below) in proper written form to the board (in accordance with Section 11.5 below).

11.4         To be timely, a Nominating Shareholder’s notice to the board must be made:

11.4.1    in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business in Toronto, Ontario on the tenth (10th) day following the Notice Date; and

11.4.2    in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business in Toronto, Ontario on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

11.4.3    in the event of any adjournment or postponement of a meeting of shareholders, or an announcement thereof, the required time periods for the giving of a Nominating Shareholder’s notice as described above shall apply using the date of the adjourned or postponed meeting, or the date of announcement thereof, as the case may be. This means that a Nominating Shareholder who failed to deliver a timely Nominating Shareholder’s notice in proper written form to the directors for purposes of the originally scheduled shareholders’ meeting shall nonetheless be entitled to provide a Nominating Shareholder’s notice for purposes of any adjourned or postponed meeting of shareholders as the determination as to whether a Nominating Shareholder’s notice is timely is to be determined based off of the adjourned or postponed shareholders’ meeting date and not the original shareholders’ meeting date.

11.5         To be in proper written form, a Nominating Shareholder’s notice to the board must set forth the following information, all of which the Corporation believes to be necessary information to be included in a dissident proxy circular, or is necessary to enable to board and shareholders to determine director nominee qualifications, relevant experience, shareholding or voting interest in the Corporation or independence, all in the same manner as would be required for nominees of the Corporation:

11.5.1    as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”): (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person for the past five years; (C) the status of such person as a “resident Canadian” (as such term is defined in the Act); (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

11.5.2    as to each Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

11.6         The Corporation may require that any Proposed Nominee furnish such other information as may be required to be contained in a dissident proxy circular or by applicable law or regulation to determine the independence of the Proposed Nominee or the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the board. Such information, if received, will generally be summarized in the Corporation’s information circular.

11.7         All information to be provided in a timely notice pursuant to Section 11.5 above shall be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date shall then have been publicly announced) and as of the date of such notice. The Nominating Shareholder shall update such information forthwith if there are any material changes in the information previously disclosed.

11.8         Subject to Section 11.9, no person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this Section 11; provided, however, that nothing in this Section 11 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the Act. The chairman of the applicable meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

11.9         Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Section ~~11 and this Section 11 shall not apply to any nomination of directors pursuant to the Investor Rights Agreement among the Corporation and certain of its shareholders.~~11.

12.              FORUM SELECTION

12.1         Forum of Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom (or, failing such court, any other “court” (as defined in the Act) having jurisdiction and the appellate Courts therefrom), shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the Act) of the Corporation. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Ontario (a “Foreign Action”) in the name of any securityholder, such securityholder shall be deemed to have consented to (a) the personal jurisdiction of the provincial and federal Courts located within the Province of Ontario in connection with any action or proceeding brought in any such Court to enforce the preceding sentence and (b) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder.

13.              EFFECTIVE DATE

13.1         Effective Date. This by-law shall come into force when made by the directors in accordance with the Act.

14.              REPEAL

14.1         Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-laws prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue in full force and effect except to the extent inconsistent with this by-law and until amended or repealed.